SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	[_] Form 10-K	[_] Form 20-F	[_] Form 11-K	[X] Form 10-Q
	[_] Form N-SAR	[_] Form N-CSR

For Period Ended: March 31, 2005

[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q
[_] Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Commission File Number 0-24974

Full name of registrant: DIASYS CORPORATION

Former name if applicable: N/A

Address of principal executive office (street and number) :

81 West Main Street
Waterbury, CT 06702

PART II
RULE 12b-25(b) AND (c)

          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

          State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

          The Company's independent certified public accountants have advised the Company that it will be necessary to restate the Company's financial statements, specifically the Statement of Cash Flows, for its fiscal year ended June 30, 2004 to reflect certain matters as noted below. The Company intends to amend its Annual Report on Form 10-KSB for its fiscal year ending June 30, 2004 to reflect such restatement and to provide additional information as required by applicable Securities and Exchange Commission Rules. The restatement of the Statement of Cash Flows will include a reclassification of $110,141 cash flows from finance receivables under the heading "Cash Flows From Investing Activities" to the heading "Cash Flows From Operating Activities" and possible adjustment of certain amounts reflecting the effect of foreign currency translations on cash. There will be no adjustment to net sales or net loss.

          The Company's independent certified public accountants will not concur with the filing of the Quarterly Report on Form 10-QSB until such amendment to Form 10-KSB has been filed. The Company, its independent certified public accountants and counsel will not be able to accomplish such task within the remaining time available.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Jeffrey B. Aaronson (203)755-5083 (Name) (Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

DIASYS CORPORATION
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 13, 2005	By	/s/ Jeffrey B. Aaronson Jeffrey B. Aaronson President and Chief Financial Officer